

02003261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Remington Capital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5955 Carnegie Boulevard, Suite 125
(No. and Street)

Charlotte	NC	28209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James L. Carter, Jr. 704-556-7200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burkett, Burkett & Burkett, CPA's, P.A.
(Name — *if individual, state last, first, middle name*)

128 E. Main St., Suite 201	Rock Hill	SC	29730
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James L. Carter, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Remington Capital Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ACKNOWLEDGED BEFORE ME A NOTARY ON THIS 27 DAY OF FEB 2002

Signature

Title

Notary Public


CHRISTINE M. FLOOD
NOTARY
My Comm. Exp.
PUBLIC
UNION COUNTY, N. C.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REMINGTON CAPITAL SECURITIES, LLC

Financial Statements and Supplemental Information

December 31, 2001

With Independent Auditor's Report

REMINGTON CAPITAL SECURITIES, LLC

Table of Contents

December 31, 2001

BURKETT
BURKETT & BURKETT

CERTIFIED PUBLIC ACCOUNTANTS, PA

OFFICERS
DONALD H. BURKETT
RONALD H. BURKETT, CVA
MAX L. CUMMINGS, JR.
HARVEY C. HEISE

LEXINGTON OFFICE
MARK J. HENDRIX
EXECUTIVE VICE PRESIDENT

CPAs
BARBARA P. ADAMS
GLENN E. BELL
JASON M. BLUMER
MARSI M. CAMERON
SANDRA W. EDWARDS
C. ALLISON HAMMOND
JAY R. JASHINSKY
LARRY D. MONTAGUE, JR.
THERON H. PEACE, RETIRED
ROBERT F. VISBISKY
DEANNA H. WILLIAMS
BETH T. ZAMORSKI

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

SC ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS

ROCK HILL OFFICE
128 EAST MAIN STREET
SUITE 201
ROCK HILL, SC 29730
803-325-1660
FAX 803-325-1665

OTHER OFFICES
WEST COLUMBIA
LEXINGTON

INDEPENDENT AUDITOR'S REPORT

To the Managers of Remington Capital Securities, LLC

We have audited the accompanying balance sheet of Remington Capital Securities, LLC as of December 31, 2001, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Remington Capital Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burkett, Burkett & Burkett

Burkett, Burkett & Burkett CPA's, P.A.
Rock Hill, SC

February 18, 2002

REMINGTON CAPITAL SECURITIES, LLC

Balance Sheet

December 31, 2001

Assets

Cash	$ 6,696
Accounts Receivable	5,000
Due from Related Party	171,264
Property and Equipment, net	2,892
Other	3,283
Total Assets	$ 189,135

Liabilities and Member's Equity

Member's Equity:	
Contributed Capital	$ 162,038
Accumulated Equity	27,097
Total Member's Equity	189,135
Total Liabilities and Member's Equity	$ 189,135

The notes to the financial statements are an integral part of this balance sheet.

REMINGTON CAPITAL SECURITIES, LLC

Statement of Income

December 31, 2001

Advisory and Transaction Fees	$ 262,184
Operating Expenses	
Payroll and Related Taxes	121,200
Office Rent	31,770
Depreciation	564
Professional Fees	28,897
Marketing and Business Development	2,395
Travel	3,580
Office Supplies and Postage	11,688
Training	2,860
Other	990
Total Operating Expenses	203,944
Other Income	
Interest	38
Other Expense	
Loss on Disposal of Other Assets	20,000
Net Income/(loss)	$ 38,278

The notes to the financials statements are an integral part of this statement.

REMINGTON CAPITAL SECURITIES, LLC

Statement of Changes in Member's Equity

December 31, 2001

	Contributed Capital	*Accumulated Equity (Deficit)*	*Total*
Balance, December 31, 2000	$ 109,717	$ (11,181)	$ 98,536
Capital Contributions	52,321	-	52,321
Net Income	-	38,278	38,278
Balance, December 31, 2001	$ 162,038	$ 27,097	$ 189,135

The notes to the financial statements are an integral part of this statement.

REMINGTON CAPITAL SECURITIES, LLC

Statement of Cash Flows

December 31, 2001

Cash Flows from Operating Activities	
Net Income	$ 38,278
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities	
Change in -	
Depreciation	568
Accounts Receivable	11,750
Due from Related Party	(123,721)
Accounts Payable	(2,534)
Other Assets	(1,788)
Loss on Sale of Other Assets	20,000
Total Adjustments	(95,725)
Net Cash Used in Operating Activities	(57,447)
Cash Flows Provided by Financing Activities	
Proceeds from Member Contributions	52,321
Net Decrease in Cash	(5,126)
Cash, Beginning of Year	11,822
Cash, End of Year	$ 6,696

The notes to the financial statements are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Remington Capital Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates as a limited liability company in accordance with, and pursuant to, the North Carolina Limited Liability Company Act and will continue in existence until December 31, 2099, unless sooner terminated. The Company is a 100% wholly owned subsidiary of Remington Capital Management Company, LLC (the Parent).

2. SUMMARY OF SIGINIFICANT ACCOUNTING POLICIES

Use of Estimates

The Company's financial statements are prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables

The Company uses the allowance method to account for bad debts. At December 31, 2001, no allowance was considered necessary.

Property and Equipment

Additions to property and equipment are carried at cost. Maintenance and repair costs and minor replacements not resulting in betterment are charged to expense when incurred. Depreciation is recorded using straight-line and accelerated methods over the estimated useful lives of the assets.

3. INCOME TAXES

The Company is treated as a partnership for Federal and state income tax purposes. Its earnings and losses are included in the income tax returns of its parent. Therefore, no provision or benefit for income taxes ahs been included in these financial statements.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computer Equipment	$	1,784
Office Equipment		1,738
		3,552
Less Accumulated Depreciation		(630)
	$	2,892

Depreciation expense for the year ended December 31, 2001 was $564.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $6,696, which was $1,696 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

6. RELATED PARTY TRANSACTIONS

During 2001, the Parent paid various expenses on behalf of the Company totaling $52,321. These amounts were classified as capital contributions.

The Company has a receivable due from their parent of $170,963 as of December 31, 2001. This receivable is verbal, non-interest bearing and has no explicit repayment terms.

6. RELATED PARTY TRANSACTIONS (con't.)

The Company has a receivable due from a related party of $300 as of December 31, 2001. This receivable is verbal, non-interest bearing and has no explicit repayment terms.

7. LOSS ON SALE OF OTHER ASSETS

The Company had investments that consisted of warrants to purchase common stock of a closely-held company. The closely-held company was sold and the exercise price of the warrants exceeds the value of the company; therefore, the investments were written off which resulted in a $20,000 loss.

Schedule I

REMINGTON CAPITAL SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net Capital	$	189,135
Less: Non-Allowable Assets		
Unsecured Accounts Receivable		5,000
Intercompany Receivable		171,264
Other		6,175
Total Non-Allowable Assets		182,439
Net Capital		6,696
Required Net Capital		5,000
Excess Net Capital	$	1,696
Aggregate Indebtedness	$	0
Aggregate Indebtedness to Net Capital		0 to 1

The excess net capital computation calculated on Part IIA on the Focus report for the period beginning January 1, 2001 and ending December 31, 2001 differs from the above calculation by $20,564. The difference is amortization expense of $564 and year-end write-off of investments of $20,000 that are included in these financial statements but excluded from the Focus report.

Schedule II

REMINGTON CAPITAL SECURITIES, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Since the Company did not carry securities accounts for customer or perform custodial functions relating to customers' securities in 2001, Rule 15c3-3 of the Securities and Exchange Commission did not apply to the Company as of December 31, 2001.

Schedule III

REMINGTON CAPITAL SECURITIES, LLC

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Since the Company did not carry securities for customers or perform custodial functions relating to customers' securities in 2001, Rule 15c3-3 of the Securities and Exchange Commission did not apply to the Company as of December 31, 2001.

BURKETT BURKETT & BURKETT

CERTIFIED PUBLIC ACCOUNTANTS, PA

OFFICERS
DONALD H. BURKETT
RONALD H. BURKETT, CVA
MAX L. CUMMINGS, JR.
HARVEY C. HEISE

LEXINGTON OFFICE
MARK J. HENDRIX
EXECUTIVE VICE PRESIDENT

CPAs
BARBARA P. ADAMS
GLENN E. BELL
JASON M. BLUMER
MARSI M. CAMERON
SANDRA W. EDWARDS
C. ALLISON HAMMOND
JAY R. JASHINSKY
LARRY D. MONTAGUE, JR.
THERON H. PEACE, RETIRED
ROBERT F. VISBISKY
DEANNA H. WILLIAMS
BETH T. ZAMORSKI

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

SC ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS

ROCK HILL OFFICE
128 EAST MAIN STREET
SUITE 201
ROCK HILL, SC 29730
803-325-1660
FAX 803-325-1665

OTHER OFFICES
WEST COLUMBIA
LEXINGTON

February 18, 2002

To the Manager of Remington Capital Securities, LLC

In planning and performing our audit of the financial statements and supplemental information of Remington Capital Securities, LLC, for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the managers, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Burkett, Burkett & Burkett

Burkett, Burkett & Burkett CPA's, P.A.

February 18, 2002